     Filed pursuant to Rule 433
Registration Statement No. 333-131266
Relating to Preliminary Pricing Supplement No. 38
dated March 24, 2006

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes

Pricing Sheet – April 21, 2006

8.5% SPARQS due May 20, 2007
Mandatorily Exchangeable for Shares of Common Stock of
Devon Energy Corporation
Stock Participation Accreting Redemption Quarterly-pay SecuritiesSM
 (“SPARQS®”)

Offering Price	:	$16.0375 per SPARQS

Exchange Ratio	:	.25 share of Devon Energy Stock per SPARQS

Yield to Call	:	18%

Interest Rate	:	8.5% per year

Interest Payment Dates	:	August 20, 2006, November 20, 2006, February 20, 2007 and the Maturity Date

Aggregate Principal Amount	:	$21,000,015.70

Trade Date	:	April 21, 2006

Settlement Date	:	April 28, 2006

Listing	:	AMEX

Exchange Symbol	:	DEV

CUSIP	:	61747Y188

Agent	:	Morgan Stanley & Co. Incorporated

Agent’s Commissions	:	$0.2606 per SPARQS

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Preliminary Pricing Supplement No. 38 dated March 24, 2006 Prospectus Supplement for SPARQS dated January 25, 2006 Prospectus dated January 25, 2006